Filed Pursuant to Rule 424(b)(3)
Registration No. 333-285973

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated March 28, 2025)

21,720,655 shares of Common Stock

This Prospectus Supplement No. 1, or the Prospectus Supplement, is being filed to update and supplement the information contained in the “Selling Stockholders” section of our prospectus, dated March 28, 2025, which forms a part of our Registration Statement on Form S-3 (Registration No. 333-285973), as may be amended and supplemented from time to time, or the Prospectus. The Prospectus, as supplemented by this Prospectus Supplement, relates to the offer and resale from time to time by certain selling stockholders named in the Prospectus of up to an aggregate of 21,720,655 shares of our common stock, which consists of (i) 7,074,637 shares of our common stock issuable upon the exercise of outstanding Tranche B warrants to purchase shares of our common stock, or the Tranche B Warrants, held by the selling stockholders, all of which were issued by us at the closing of a warrant inducement transaction on January 17, 2025, or the Warrant Inducement Transaction and (ii) 14,646,018 shares of our common stock issuable upon the conversion of an unsecured convertible promissory note, or the Note, which was issued by us to one of the selling stockholders on March 13, 2025. Unless the context indicates otherwise, references in this Prospectus Supplement to “Outlook,” “Outlook Therapeutics,” “the Company,” “we,” “us,” “our” and similar references refer to Outlook Therapeutics, Inc. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to amend the selling stockholder information set forth in the Prospectus as set forth on Annex A attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency in the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus.

Our common stock is listed on The Nasdaq Capital Market under the symbol “OTLK.” On May 13, 2025, the last reported sale price of our common stock was $2.03 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” on page 7 of the Prospectus and under similar headings in any amendment or supplement to the Prospectus or in any filing with the Securities and Exchange Commission that is incorporated by reference in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or the Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 14, 2025.

ANNEX A

AMENDMENT TO SELLING STOCKHOLDER INFORMATION

This Prospectus Supplement is being filed in connection with certain changes to the selling stockholder information as set forth in the Prospectus resulting from the transfer by Altium Healthcare Long Short Onshore Fund LP, or Altium, of 857,142 Tranche B Warrants to funds managed by Empery Asset Management, LP, or Empery. Concurrently with the transfer of the Tranche B Warrants, Altium also transferred 857,142 Tranche A Warrants to funds managed by Empery, which we collectively refer to as the Warrant Transfer. Consequently, the selling stockholder table appearing under the heading “Selling Stockholders” in the Prospectus is hereby supplemented and amended to give effect to the Warrant Transfer by: (1) removing Altium; and (2) adding the number of shares of common stock beneficially owned and registered for sale by Empery, including the related footnote (2).

The shares of common stock being offered by the selling stockholders are those (i) issuable to the selling stockholders upon exercise of the Tranche B Warrants issued in the Warrant Inducement Transaction and (ii) issuable to one of the selling stockholders upon conversion of the Note pursuant to the SPA. For additional information regarding the issuance of Tranche B Warrants, Note and SPA, see the sections “Prospectus Summary—Warrant Inducement Transaction” and “Prospectus Summary—The Convertible Note” in the Prospectus. We are registering the resale of shares of common stock issuable upon exercise of the Tranche B Warrants and issuable upon conversion of the Note in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Tranche B Warrants, issuance of the Note, and for the selling stockholders whose other relationships are provided in “Certain Relationships and Related Party Transactions,” the selling stockholders have not had any material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. This information has been obtained from the selling stockholders or in Schedules 13G or 13D and other public documents filed with the SEC. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, as of March 13, 2025, assuming (i) exercise of the Tranche B Warrants held by the selling stockholders on that date and (ii) the conversion of the Note held by one of the selling stockholders on that date at a conversion price of $2.26, as applicable, except with respect to the number of shares of common stock beneficially owned by Empery, which reflects the Warrant Transfer subsequent to March 13, 2025, each without regard to any limitations on exercises, unless otherwise indicated. The Tranche B Warrants are exercisable only for cash, except in limited circumstances, at any time and expire on March 11, 2030. The Note is convertible on the earlier of (i) six months following the issuance of the Note and (ii) the date on which the registration statement on Form S-3 is declared effective and matures on July 1, 2026. The percentage of shares owned prior to and after the offering in the third and sixth columns are based on 32,620,177 shares of common stock outstanding as of March 13, 2025. The percentage of shares owned prior to the offering in the third column assumes the exercise of the Tranche B Warrants and the conversion of the entire aggregate principal amount of the Note at a conversion price of $2.26 per share, as applicable, by each selling stockholder in computing such stockholder’s percentage ownership, but not for the purpose of computing the percentage ownership of any other person. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to the Prospectus.

In accordance with the terms of the Inducement Letters and SPA, the Prospectus generally covers the resale of (i) the maximum number of shares of common stock issuable upon exercise of the Tranche B Warrants issued in the Warrant Inducement Transaction and (ii) the number of shares of common stock issuable upon the conversion of the Note assuming conversion of the principal amount of the Note at a Conversion Price of $2.26 per share. This maximum amount is determined as if the outstanding Tranche B Warrants were exercised in full and the aggregate principal amount of the Note were converted as of the trading day immediately preceding the date the registration statement was initially filed with the SEC and without regard to any limitations on the exercise of the warrants. Under the terms of the Tranche B Warrants, a selling stockholder may not exercise the Tranche B Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99%, 9.99% or 19.99%, as applicable to each holder, of the number of shares of our common stock outstanding following such exercise (for purposes of the denominator, immediately after giving effect to the issuance of shares of common stock to be issued upon the applicable exercise of such Tranche B Warrant). Under the terms of the Note, the selling stockholder may not beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of the number of shares of our common stock outstanding following the conversion of the Note (for purposes of the denominator, immediately after giving effect to the issuance of shares of common stock that may be issued upon conversion of the Note). The number of shares in the second and fifth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See the section “Plan of Distribution” in the Prospectus.

	Before Offering		After Offering
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Maximum Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

GMS Ventures & Investments(1) Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844	16,183,787	44.9%	3,458,571	12,725,216	39.0%
Funds managed by Empery Asset Management, LP(2) 1 Rockefeller Plaza, Suite 1205, New York, NY 10020	1,714,284	4.9%	857,142	857,142	2.5%
Armistice Capital, LLC(3) 510 Madison Avenue, 7th Floor, New York, NY 10022	2,666,854	7.9%	1,071,427	1,595,427	4.9%
Gravitas Capital LP(4) 34 Shrewsbury Avenue, Red Bank, NJ 07701	594,639	1.8%	198,213	396,426	1.2%
Entities affiliated with Sarosca Farm(5) 100 West Putnam - Slagle House, Greenwich, CT 06830	773,329	2.4%	203,571	569,758	1.7%
Schonfeld Global Master Fund L.P.(6) 590 Madison Avenue, 23rd Floor, New York, NY 10022	1,285,713	3.9%	428,571	857,142	2.6%
Entities affiliated with Sphera(7) 4 Yitzhak Sadeh, Entrance A, 29th Floor, Tel Aviv 6777520, Israel	2,571,426	7.7%	857,142	1,714,284	5.3%
Avondale Capital, LLC 297 Auto Mall Drive, Suite #4 St. George, Utah 84770	14,646,018	31.0%	14,646,018	0	*

*Represents beneficial ownership of less than one percent.

(1)	Consists of 16,183,787 shares of common stock held by GMS Ventures & Investments, of which (a) 9,266,645 are shares of common stock held prior to, or issued upon exercise of the Exercised Warrants in, the Warrant Inducement Transaction, (b) 3,458,571 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 3,458,571 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction. GMS Ventures & Investments, a Cayman Islands exempted company, is a private investment vehicle and wholly owned subsidiary of GMS Holdings. Ghiath M. Sukhtian, or Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Exchange Act.

(2)	Consists of (i) 397,616 shares of common stock issuable upon exercise of Tranche A Warrants and 397,616 shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction held by Empery Asset Master, Ltd (“EAM”), (ii) 116,606 shares of common stock issuable upon exercise of Tranche A Warrants and 116,606 shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction held by Empery Tax Efficient, LP (“ETE”) and (iii) 342,920 shares of common stock issuable upon exercise of Tranche A Warrants and 342,920 shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction held by Empery Tax Efficient III, LP (“ETE III”, and collectively with EAM and ETE, the “Empery Funds”). Empery Asset Management LP, the authorized agent of the Empery Funds, has discretionary authority to vote and dispose of the shares held by each of the Empery Funds and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by each of the Empery Funds. Each of the Empery Funds and each of Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by the Empery Funds are subject to a beneficial ownership limitation of 4.99%. The percentage set forth in the third column above gives effect to such beneficial ownership limitation.

(3)	Consists of 2,666,854 shares of common stock held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), of which (a) 524,000 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 1,071,427 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 1,071,427 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction. The securities are directly held by the Master Fund and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by Armistice Capital are subject to a beneficial ownership limitation of 4.99%.

(4)	Consists of 594,639 shares of common stock held by Gravitas Capital LP (“Gravitas”), of which (a) 198,213 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 198,213 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 198,213 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by Gravitas are subject to a beneficial ownership limitation of 19.99%.

(5)	Consists of (i) 518,344 shares of common stock held by Sarosca Farm LLC, of which (a) 281,192 are shares of common stock held prior to, or issued upon exercise of the Exercised Warrants in, the Warrant Inducement Transaction, (b) 118,576 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 118,576 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction, (ii) 100,806 shares of common stock held by Sarosca Farm II LLC of which (a) 33,602 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 33,602 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 33,602 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction and (iii) 154,179 shares of common stock held by Sarosca Farm III LLC, of which (a) 51,393 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 51,393 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 51,393 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction. Michael Zimmerman has voting and dispositive power over the shares of common stock owned by Sarosca, and may therefore be deemed to be the beneficial owner of the shares. Mr. Zimmerman disclaims beneficial ownership of the shares except to the extent of his pecuniary interest. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by Sarosca are subject to a beneficial ownership limitation of 19.99%.

(6)	Consists of 1,285,713 shares of common stock held by Schonfeld Global Master Fund L.P. (“Schonfeld Master ”), of which (a) 428,571 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 428,571 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 428,571 are shares of common stock issuable upon exercise of Tranche B Warrants in the Warrant Inducement Transaction. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by Schonfeld Master are subject to a beneficial ownership limitation of 4.99%. Schonfeld Strategic Advisors LLC is a Registered Investment Adviser and has been delegated the legal power to vote and/or direct the disposition of such securities on behalf of Schonfeld Master as a general partner or investment manager and would be considered the beneficial owner of such securities. The above shall not be deemed to be an admission by the record owners or Schonfeld Master that they are themselves beneficial owners of these securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(7)	Consists of (i) 2,185,713 shares of common stock held by Sphera Biotech Master Fund LP (“Sphera Biotech”), of which (a) 728,571 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 728,571 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 728,571 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction and (ii) 385,713 shares of common stock held by Sphera Global Healthcare Master Fund (“Sphera Global” and together with Sphera Biotech, the “Sphera Funds”), of which (a) 128,571 are shares of common stock issued upon exercise of the Exercised Warrants in the Warrant Inducement Transaction, (b) 128,571 are shares of common stock issuable upon exercise of Tranche A Warrants issued in the Warrant Inducement Transaction and (c) 128,571 are shares of common stock issuable upon exercise of Tranche B Warrants issued in the Warrant Inducement Transaction. Sphera Biotech GP LP ("Sphera General Partner") is the general partner of Sphera Biotech. Sphera Global Healthcare Management LP is the general partner of the Sphera General Partner, and acts as the Investment Manager for the Sphera Funds, and holds voting and investment power over the shares held by each of them. Accordingly, Sphera Global Healthcare Management LP may be deemed to have beneficial ownership of the shares held by the Sphera Funds. Sphera Global Healthcare Management LP disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. The shares of common stock issuable upon exercise of the Tranche A Warrants and Tranche B Warrants held by each of the Sphera Funds are subject to a beneficial ownership limitation of 9.99%.

(8)	Consists of 14,646,018 shares of common stock that may be issuable upon conversion of the Note held by Avondale Capital, LLC (“Avondale”). John M. Fife is the president and manager of Avondale and has sole voting and dispositive power over the shares beneficially owned by Avondale. The shares of common stock issuable upon conversion of the Note held by Avondale are subject to a beneficial ownership limitation of 4.99%.

Certain Relationships and Related Party Transactions

As discussed in greater detail in the Prospectus under the section “Prospectus Summary—Warrant Inducement Transaction,” on January 16, 2025, we entered into Inducement Letters with the selling stockholders pursuant to which, on January 17, 2025, we sold Tranche A Warrants and Tranche B Warrants to purchase shares of common stock to the selling stockholders and agreed to file a registration statement to enable the resale of the shares of common stock covered by the Prospectus. In the Warrant Inducement Transaction, GMS Ventures & Investments, affiliated with Yezan Haddadin and Faisal G. Sukhtian, directors of the Company, exercised an aggregate of 3,458,571 Existing Warrants for an aggregate Reduced Exercise Price of approximately $8.7 million in exchange for Inducement Warrants to purchase 6,917,142 shares of common stock.

As discussed in greater detail in the Prospectus under the section “Prospectus Summary—The Convertible Note,” on January 31, 2025, we entered into a SPA with Avondale pursuant to which we agreed to issue an unsecured convertible promissory note with a face amount of $33,100,000 to Avondale and agreed to file a registration statement to enable the resale of shares issuable upon the conversion of the Note. We used a portion of the proceeds from the issuance of the Note to repay in full the remaining obligations of $32,910,027.57 under our prior convertible promissory note with Streeterville Capital, LLC, an affiliate of Avondale, dated December 22, 2022 (the “December 2022 Note”). The December 2022 Note was cancelled in connection with the issuance of the Note.

Other than the foregoing, none of the selling stockholders or any persons having control over such selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.